FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

PLACER DOME INC.

Suite 1600 – 1055 Dunsmuir Street

Vancouver, BC  V7X 1P1

Item 2.

Date of Material Change

January 20, 2006

Item 3.

News Release

A news release was issued by Placer Dome Inc. through the facilities of CCNMatthews, and various other news dissemination facilities and publications on January 20, 2006.

Item 4.

Summary of Material Change

Placer Dome Inc. advised that earlier today, Barrick Gold Corporation announced it has received 81% of Placer Dome shares tendered to their offer to purchase all of the outstanding shares of Placer Dome. Barrick also announced they have taken up and accepted these shares for payment on or before January 23, 2006. The offer has been extended and will now expire on February 3, 2006 at 6:00pm EST.

Item 5.

Full Description of Material Change

Placer Dome Inc. advised that earlier today, Barrick Gold Corporation announced it has received 81% of Placer Dome shares tendered to their offer to purchase all of the outstanding shares of Placer Dome. Barrick also announced they have taken up and accepted these shares for payment on or before January 23, 2006. The offer has been extended and will now expire on February 3, 2006 at 6:00pm EST.

In accordance with the Support Agreement entered into by Placer Dome and Barrick on December 22, 2005, nine members of Placer Dome’s Board of Directors resigned earlier today. These members are G. Bernard Coulombe, Graham Farquharson, David S. Karpin, Alan R. McFarland, E. A. (Dee) Marcoux, H. Clive Mather, Vernon F. Taylor III, Peter W. Tomsett and William G. Wilson. Accordingly, Gregory Wilkins, Peter J. Kinver, Alexander J. Davidson, Jamie C. Sokalsky, Gordon Fife, Peter Crossgrove and Stephen Shapiro, representatives of Barrick, have been appointed to Placer Dome’s Board of Directors. Donald J. Carty, John W. Crow and Robert M. Franklin continue as Directors of Placer Dome. Gregory Wilkins has been appointed Chairman of the Placer Dome Board of Directors.

The Placer Dome Board of Directors has also accepted the resignation of Peter W. Tomsett, Placer Dome’s President and Chief Executive Officer, effective immediately. Subsequently, Barrick President and Chief Executive Officer Gregory Wilkins has been appointed President and Chief Executive Officer of Placer Dome.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Placer Dome Inc. is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.

Omitted Information

There is no omitted information.

Item 8.

Executive Officer

J. Donald Rose

Executive Vice-President, Secretary and General Counsel

Telephone:  (604) 682-7082

Fax:  (604) 661-3703

Item 9.

Date of Report

January 20, 2006

_/s/ Geoffrey P. Gold___________

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel